Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in this Registration Statement on Form S-8 of Liquidmetal Technologies, Inc. and subsidiaries (collectively, the “Company”) of our report dated March 30, 2012, relating to our audit of the consolidated financial statements, which appears in the Annual Report on Form 10-K of the Company for the year ended December 31, 2011.  Our report dated March 30, 2012 relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern and an explanatory paragraph relating to the adjustments necessary to restate the warrant and earnings per share information for the 2010 consolidated financial statements.

/s/ SingerLewak LLP

Los Angeles, California
September 24, 2012